Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Annual Information Update
Released	16:14 26-Apr-06
Number	PRNUK-2604

82-34640

26 April 2006

Annual information update

Friends Provident plc (the 'Company') announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over 12 months ended 25 April 2006.

Regulatory announcements

20/04/2005	Notice of Annual General Meeting 2005
	Delivery of documents to the UKLA
29/04/2005	Treasury Stock
03/05/2005	Q1 New Business Results
10/05/2005	Treasury Stock
16/05/2005	Treasury Stock
20/05/2005	Presentation to Investors
	Presentation to analysts and investors on Friends Provident international cross-border business
25/05/2005	Interim results date
	Change in reporting date
26/05/2005	Results of AGM
27/05/2005	Treasury Stock
01/06/2005	Treasury Stock
07/06/2005	Tier 1 Hybrid Debt Capital
	Friends Provident to raise Tier 1 hybrid debt capital
08/06/2005	Treasury Stock
10/06/2005	Treasury Stock
17/06/2005	Tier 1 hybrid debt issue
	Completion of guaranteed perpetual hybrid Tier 1 debt issue
24/06/2005	Treasury Stock
28/06/2005	Listing Particulars
	Formal notice for specialist securities: issue of £ 500,000,000 6.292 per cent. Step-up Tier one insurance

	capital securities
08/07/2005	Treasury Stock
22/07/2005	Treasury Stock
26/07/2005	Treasury Stock
29/07/2005	IFRS
	Restatement of full year results to 31 December 2004 under IFRS
29/07/2005	Trading Statement prior to publication of full interim results on 13 September 2005
05/08/2005	Holding(s) in Company
	Notification of major interest in shares
08/08/2005	Treasury Stock
11/08/2005	Holding(s) in Company
	Notification of major interest in shares
19/08/2005	Treasury Stock
25/08/2005	Holding(s) in Company
	Notification of major interest in shares
02/09/2005	Treasury Stock
08/09/2005	Director/PDMR Shareholding
12/09/2005	Directorate Change
	Retirement of Howard Carter
13/09/2005	Interim Results-Part 1
	For the year ended 30 June 2005
13/09/2005	Interim Results-Part 2
	For the year ended 30 June 2005
15/09/2005	Holding(s) in Company
	Notification of major interest in shares
20/09/2005	Treasury Stock
28/09/2005	Interim Results
	Delivery of documents to the UKLA
29/09/2005	Interim Results
	Delivery of documents to the UKLA
04/10/2005	Draft new tax legislation
	No expected impact on Friends Provident group tax charge on Achieved Profit or IFRS basis

04/10/2005	Treasury Shares and Director/PDMR Shareholding
10/10/2005	Director/PDMR Shareholding
12/10/2005	EEV Restatement
	Restatement of 2004 financial information under EEV basis
12/10/2005	Holding(s) in Company
	Notification of major interest in shares
14/10/2005	Treasury Stock
28/10/2005	Treasury Stock
01/11/2005	3rd Quarter Results
09/11/2005	Treasury Stock
11/11/2005	Holding(s) in Company
	Notification of major interest in shares
11/11/2005	Treasury Stock
25/11/2005	Treasury Stock
07/12/2005	Director/PDMR Shareholding
09/12/2005	Treasury Stock
14/12/2005	Holding(s) in Company
	Notification of major interest in shares
23/12/2005	Directorate Change
	Appointment of Alain Grisay
28/12/2005	Treasury Stock
10/01/2006	Director/PDMR Shareholding
23/01/2006	Treasury Stock
31/01/2006	Q4 New Business Results
06/02/2006	Treasury Stock
08/02/2006	Director/PDMR Shareholding
10/02/2006	Holding(s) in Company
	Notification of major interest in shares
17/02/2006	Treasury Stock
06/03/2006	Treasury Stock
07/03/2006	Director/PDMR Shareholding
17/03/2006	Treasury Stock
23/03/2006	Preliminary Results - Part 1
	For the year ended 31 December 2005

23/03/2006 Preliminary Results - Part 2

For the year ended 31 December 2005

28/03/2006 Director/PDMR Shareholding

29/03/2006 Treasury Stock

31/03/2006 Director/PDMR Shareholding

04/04/2006 Treasury Stock

11/04/2006 Director/PDMR Shareholding

13/04/2006 Treasury Stock

19/04/2006 Issue of debt

Floating rate unsecured notes 2011

25/04/2006 Notice of Annual General Meeting 2006

Delivery of documents to the UKLA

Details of the regulatory announcements can be found in full on the London Stock Exchange website at www.londonstockexchange.com/en-gb/pricesnews/marketnews

Companies House

The Company has submitted filings to Companies House, including but not limited to in relation to the appointment and resignations of directors, amendments to the Memorandum and Articles of Association. Copies of these documents can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ - tel 0870-3333636) or at www.companieshouse.gov.uk

2005 Annual Report & Accounts

The Company's Annual report for the year ended 31 December 2005 and the 2006 AGM documents can be found on the Company's website.

The information referred to in this update was up to date at the time it was published; however the information may be out-of-date now, due to changing circumstances.

Further information regarding the Company and its activities are available at www.friendsprovident.com

For further information, please contact:

Gordon Ellis, Group Secretary 01306 653087

END

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